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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                            ------------------------

                                 SCHEDULE 14D-9


                   SOLICITATION/RECOMMENDATION STATEMENT UNDER
             SECTION 14(D)(4) OF THE SECURITIES EXCHANGE ACT OF 1934
                                (Amendment No. 1)

                          CONVERGENT GROUP CORPORATION
                            (Name of Subject Company)

                          CONVERGENT GROUP CORPORATION
                      (Name of Person(s) Filing Statement)

                          COMMON STOCK, $.001 PAR VALUE
                         (Title of Class of Securities)

                                    21247V 10

                      (CUSIP Number of Class of Securities)

                            ------------------------

                            GLENN E. MONTGOMERY, JR.
                      CHAIRMAN AND CHIEF EXECUTIVE OFFICER
                          CONVERGENT GROUP CORPORATION
                       6399 SOUTH FIDDLER'S GREEN CIRCLE,
                                    SUITE 600
                       GREENWOOD VILLAGE, COLORADO 80111
                                 (303) 741-8400

                 (Name, address, and telephone number of person
               authorized to receive notices and communications on
                    behalf of the person(s) filing statement)

                                    COPY TO:

                              ILAN S. NISSAN, ESQ.
                           DOMINICK P. DECHIARA, ESQ.
                        O'SULLIVAN GRAEV & KARABELL, LLP
                              30 ROCKEFELLER PLAZA
                            NEW YORK, NEW YORK 10112
                                 (212) 408-2400

          [ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

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This Amendment No. 1 amends and supplements the Solicitation/Recommendation
Statement on Schedule 14D-9 (the "Schedule 14D-9") which relates to Convergent Group Corporation, a Delaware corporation (the "Company"). The principal executive offices of the Company are located at 6399 South Fiddler's Green Circle, Suite 600, Greenwood Village, Colorado 80111. The class of equity securities to which this Schedule 14D-9 relates is the common stock of the Company, par value $0.001 per share.


Item 9. Exhibits.

     Item 9 is hereby supplemented and amended by adding the following:

     Exhibit (a)(21) -- Memorandum from the Company to all Option Holders

     Exhibit (a)(22) -- Option Exercise Form and Agreement

     Exhibit (a)(23) -- Memorandum from the Company to all Employee Stockholders
                        Regarding Tendering of Shares